July 30, 2008

Mr. Matthew F. Komar
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:        Toyota Motor Credit Corporation (the “Company”)
Item 4.02 Form 8-K
Filed July 21, 2008
File No. 001-09961

Dear Mr. Komar:

This letter is in response to your comment letter dated July 24, 2008 regarding the above-referenced matter.  In response to your comment letter, we advise you as follows:

1.	Please amend your filing to identify the financial statements that should no longer be relied upon.

Today, the Company filed a Form 8-K/A which has been amended to include the following revised language:

“On July 21, 2008, the Company’s Audit Committee, upon management’s recommendation, concluded that the Company’s (i) consolidated financial statements for the fiscal years ended March 31, 2008, 2007 and 2006 included in its Form 10-K filed with the Securities and Exchange Commission on June 6, 2008 and (ii) consolidated financial information for each of the quarters included in Form 10-Q filings for each respective quarter during fiscal 2008 and 2007, can no longer be relied upon and should be restated.”

A blacklined copy of the Form 8-K/A is attached for your reference.

We further acknowledge as follows:

∙	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

∙	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you should have any questions or further comments, please feel free to contact me at (310) 468-2637.

Yours very truly,

/s/ JOHN F. STILLO
John F. Stillo
Group Vice President and
Chief Financial Officer